UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Private Placement Transaction

On December 31, 2024, Nvni Group Limited (the “Company”), entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Purchasers”) for aggregate gross proceeds of $12.0 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement. The Company intends to use the net proceeds from the Private Placement for general corporate purposes and working capital. Maxim Group LLC (“Maxim”), acted as the exclusive placement agent for the Private Placement. The closing of the Private Placement is expected to occur on January 2, 2025.

Under the Purchase Agreement, the Company has agreed to issue (i) 3,680,982 ordinary shares of the Company, par value US$0.00001 per share (“Ordinary Shares”), (ii) certain Series A Ordinary Share Purchase Warrants registered in the name of each Purchaser to purchase up to a number of Ordinary Shares equal to 50% of such Purchaser’s Ordinary Shares (the “Series A Warrant”), and (iii) certain Series B Ordinary Share Purchase Warrants registered in the name of such Purchaser to purchase up to a number of Ordinary Shares equal to the Maximum Eligibility Number, as defined in the Series B Ordinary Share Purchase Warrant (the “Series B Warrant,” and together with the Series A Warrant, the “Warrants”).

The Series A Warrants are immediately exercisable and expire one year from the effectiveness of the registration statement with respect to the underlying Ordinary Shares (the “Registration Statement”) for a purchase price equal to $6.52 per Ordinary Share, subject to adjustments pursuant to the Series A Ordinary Share Purchase Warrant. The Series B Warrants are immediately exercisable and expire five years from the effectiveness of the Registration Statement for a purchase price equal to $0.0001 per Ordinary Share, subject to adjustments pursuant to the Series B Ordinary Share Purchase Warrant. The number of shares underlying the Series B Warrants is determined by the calculating the Reset Share Amount, as defined therein.

The Warrants may be exercised on a cashless basis if there is no effective Registration Statement. In addition, under an alternate cashless exercise option contained in the Series A Warrants, upon the earlier to occur of (a) the effectiveness of a Registration Statement and (b) the date when all Ordinary Shares underlying the Series A Warrants can be sold without restrictions pursuant to Rule 144 the holders of the Series A Warrants will have the right to receive an aggregate number of shares equal to the product of the aggregate number of Ordinary Shares that would be issuable upon a cash exercise of the Series A Warrants and two (2).

The exercise prices of the Warrants contain standard adjustments for forward and reverse share splits, share dividends, reclassifications and similar transactions. In addition, the Warrants also contain the following restriction on subsequent rights offerings:

If at any time the Company grants, issues or sells any Ordinary Share Equivalents or rights to purchase shares, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares (the “Purchase Rights”), then the Purchaser will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Purchaser could have acquired if the Purchaser had held the number of Ordinary Shares acquirable upon complete exercise of the Warrants immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights.

The Series A Warrants contains the following reset of the exercise prices and number of shares underlying the Series A Warrants:

On the Reset Period (as defined below), the exercise price shall be adjusted to equal the lower of (i) the exercise price then in effect and (ii) the Reset Price (as defined below) determined as of the date of determination for such Reset Date. Upon such reset of the Exercise Price, the number of Ordinary Shares issuable under the Warrants will be proportionately increased so that after such adjustment the aggregate exercise price payable hereunder for the adjusted number of Ordinary Shares shall be the same as the aggregate exercise price on the issuance date of the Warrants as to which the Warrant is being exercised. “Reset Period” means the period commencing on the first (1st) trading day after the Registration Statement is declared effective by the Securities and Exchange Commission and ending on the forty-fifth (45th) Trading Day thereafter. “Reset Price” means the greater of (i) 80% of the lowest daily VWAP during the Reset Period and (ii) the Floor Price of $0.652, (as adjusted for stock splits, stock dividends, recapitalizations, reorganizations, reclassification, combinations, reverse stock splits or other similar events occurring after the issuance date).

For a period of 12 months, upon any issuance by the Company or any of its subsidiaries of Ordinary Shares or Ordinary Share Equivalents for cash consideration, Indebtedness or a combination of units thereof (a “Subsequent Financing”), each Purchaser shall have the right to participate in up to an amount of the Subsequent Financing equal to an aggregate of 30% of the Subsequent Financing on the same terms, conditions and price provided for in the Subsequent Financing.

Placement Agency Agreement

The Company also entered into a Placement Agency Agreement with Maxim, dated December 31, 2024, pursuant to which Maxim agreed to serve as the exclusive placement agent for the Company in connection with the Private Placement. The Company agreed to pay Maxim a cash fee equal to 6.0% of the aggregate purchase price paid by the investors and to pay for out-of-pocket expenses incurred in connection with Maxim’s engagement, including Maxim’s legal expenses up to an aggregate amount of $50,000. The Company also agreed to issue to Maxim or its designees warrants exercisable into an amount of ordinary shares equal to 5% of the securities sold in the offering (the “Placement Agent Warrants”).

As a condition to closing, subject to certain exceptions, the executive officers, directors and certain 10% holders of Ordinary Shares of the Company executed 90-day lock-up agreements (the “Lock-Up Agreements”).

The Purchase Agreement, the Placement Agency Agreement and the Warrants include customary representations, warranties and covenants by the Company. They also provide that the Company will indemnify the Purchasers and Maxim against certain liabilities, including liabilities under the Securities Act.

Registration Rights Agreement

Prior to the closing of the Purchase Agreement, the Company and the Purchasers will enter into a Registration Rights Agreement under which the Company must file an initial registration statement within certain time periods as set forth in the Registration Rights Agreement to register the shares of common stock purchased by the Purchasers and the shares underlying the Warrants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: December 31, 2024	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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